[HUSCH BLACKWELL LLP LETTERHEAD]

Charles Christian Kirley Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.283.4625 fax: 816.983.8080 chris.kirley@huschblackwell.COM

November 19, 2010

Securities and Exchange Commission Attn. Adam Turk Mail Stop 3010 100 F Street NE Washington DC 20549

Re:	Bigelow Income Properties, LLC – Registration No. 333-165876

Dear Mr. Turk:

Enclosed please find (i) a copy of Pre-Effective Amendment No.2 to Form S-11 for Bigelow Income Properties, LLC, (ii) a scanned copy of the SEC’s September 24, 2010 comment letter concerning Pre-Effective Amendment No.1 with the responses and/or actions taken to address the comments interlineated, (iii) a redline showing the changes from Pre-Effective Amendment No.1 to Pre-Effective Amendment No.2 and (iii) the revised company overview (and redline showing changes) discussed in connection with paragraphs 41 and 42 of the comment letter.

Also enclosed are copies of (i) Alvarado Partners, LP v. Mehta, 723 F. Supp. 540 (D. Colo. 1989) and (ii) 52 Duke L. J. 211 - The Scope Of Bar Orders In Federal Securities Fraud Settlements, which have been included in connection with the company’s responses to paragraph 34 of the comment letter.

If you would like a copy of any of the foregoing in electronic format or require any further information, please let me know.

If you have any questions, please feel free to contact me.

Yours very truly,

/s/ Charles Christian Kirley
Charles Christian Kirley

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF
CORPORATION FINANCE

September 24, 2010

Charles Christian Kirley, Esq.
hHusch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re:         Bigelow Income Properties, LLC
Amendment No.1 to Registration Statement on Form S-l1
Filed August 24, 2010
File No. 333-165876

Dear Mr. Kirley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.           Please key your responses to this comment letter in your correspondence. For example,please provide the page numbers that correlate to the specific revisions you made in responseto our comments.

2.           Your prospectus contains many internal cross references to other sections of the document.Please revise your prospectus so that each internal cross reference refers to the correct pagenumber of each section cited.

3.           We note your response to comment 2 in our letter dated May 3, 2010 that initially thecompany expects to rely solely on the prospectus for marketing purposes. Please reconcilethis statement with the disclosure on page 93 of the prospectus that discusses your supplemental sales literature.

The text of the Supplemental Sales Material section that described supplemental sales materials included items that the company intends to develop rather than just materials that currently exist.  All references to materials that have not yet been developed have been deleted and replaced with the following on page 94:

“Except for the Bigelow Income Properties, LLC Company Overview, no promotional material or sales literature has been developed or is authorized at this time.

The Company is relying solely on this Prospectus for marketing purposes.”

If and when supplemental sales material is developed, this section will be amended.

4.           We note your response to comment 6 in our letter dated May 3, 2010. Please confirmyouhave provided the required revisions to your registration statement and tell us where suchrevisions may be found.

First, an apology, as the specific information required was not in the earlier amendment as indicated.  It appears that after the deletion of certain pro forma information contained in the original filing, none of the remaining references to dilution contained the required numerical analysis.

In the second amendment, the information required pursuant to Item 506 of Regulation S-K has been included in the COMPENSATION OF THE DIRECTORS AND THEIR AFFILIATES section under Compensation of the Original Manager - Initial Warrant, which begins on page 40 and provides:

“a.  Assuming the sale of all 5,000,000 Shares for $50,000,000, and the exercise of all available rights under the Warrant for 208,333 Shares for $20.83, the net tangible book values per share before and after the exercise of rights under the Warrant are as follows:

                 Before exercise - $10.00       After exercise – $9.60

b.  The amount of the decrease in such net tangible book value per share attributable to the cash payments made by the exercise of the Warrant is $0.40 per share or 4%; and

c. The amount of the immediate dilution from the public offering price which will be absorbed by the purchaser under the Warrant is $0.40 per share.

5.           We note your response to comment 9 in our letter dated May 3, 2010 and we reissue the comment. Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a specific statement to that effect shall be made.

As these polices are somewhat scattered throughout the Prospectus and exhibits, the following summary section has been added (beginning at page 37) to clearly present the information required by Item 12 of the Instructions to Form S-11 in one place:

“Summary of Policies – The following is a summary of the Company’s policies with respect to each of the types of activities listed, along with an indication of (i) whether such policy may be changed by management without a vote of the Shareholders and (ii) the extent to which the Company proposes to engage in such activities in the future.  As the Company has no operating history it has not engaged in any of the following activities during the past three years.

(a) To issue senior securities.  Section 3.01 of the Company’s operating agreement provides that unless otherwise approved by (i) the Original Shareholder (until the Company shall have raised capital in excess of One Hundred Million Dollars ($100,000,000.00), at which point the Originating Shareholder’s approval shall not be required) and (ii) seventy-five percent (75%) or more of the Shareholders, the Company shall have the authority to issue only one (1) class of fully participating, voting Shares. As such, absent the required vote, the Company will not issue any senior securities.

(b) To borrow money.  Section 2.07(b) of the Company’s operating agreement provides that the Company may borrow money, but only in limited circumstances.  Unless such debt is necessary for timing purposes and will be retired as soon as practicable by the sale of Shares, without approval of (i) the Original Shareholder (until the Company shall have raised capital in excess of One Hundred Million Dollars ($100,000,000.00), at which point the Originating Shareholder’s approval shall not be required) and (ii) seventy-five percent (75%) or more of the Shareholders, no debt shall be incurred in connection with the acquisition of Company assets, and all other debt shall be solely for the purpose of meeting operating expenses or capital needs associated with the formation or operation of the Company (including costs associated with the registration or listing of the Shares) and/or the operation,  maintenance or improvement of Company assets (and then only on terms that contemplate full payment of all principal and interest in the shortest commercially reasonable period practicable).  As such, absent the required vote, the Company will not borrow any funds that do not meet the foregoing criteria.

(c) To make loans to other persons.  Except for the “deemed” loans to Shareholders in connection with required withholding pursuant to Section  5.04 of the Company’s operating agreement, the Company’s powers do not include and there is no policy to make loans or other persons now or in the future.  As such, absent a modification of the operating agreement that is approved by the Shareholders, the Company will not make any loans to other persons.

(d) To invest in the securities of other issuers for the purpose of exercising control.  The Company’s powers do not include and there is no policy to invest in the securities of other issuers for the purpose of exercising control now or in the future.  As such, absent a modification of the operating agreement that is approved by the Shareholders, the Company will not invest in the securities of other issuers for the purpose of exercising control.

(e) To underwrite securities of other issuers.  The Company’s powers do not include and there is no policy to underwrite securities of other issuers now or in the future.  As such, absent a modification of the operating agreement that is approved by the Shareholders, the Company will not underwrite securities of other issuers.

(f) To engage in the purchase and sale (or turnover) of investments.  The Company’s powers do not include and there is no policy to engage in the purchase and sale (or turnover) of investments now or in the future.  As such, absent a modification of the operating agreement that is approved by the Shareholders, the Company will not engage in the purchase and sale (or turnover) of investments.

(g) To offer securities in exchange for property.  The Company is specifically empowered pursuant to Section 3.01(e) of its operating agreement to offer securities in exchange for property.  It is the Company’s intent to do this now and in the next three years to the extent that such exchange can be made on a fair market value basis.  Absent a modification of the operating agreement that is approved by the Shareholders, management may change or continue with this policy in its discretion.

(h) To repurchase or otherwise reacquire its shares or other securities.  The Company’s powers do not include and there is no policy to repurchase or otherwise reacquire its shares or other securities now or in the future.  As such, absent a modification of the operating agreement that is approved by the Shareholders, the Company will not engage in the repurchase or otherwise reacquire its shares or other securities.

(i) To make annual or other reports to security holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants.  It is the Company’s current policy, and is anticipated to remain so for the next three years, to distribute annual reports to Shareholders containing audited financial statements and a report thereon by the Company’s independent certified public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each calendar year.  It is also the Company’s current policy, and is anticipated to remain so for the next three years, (i) to cause the Company’s income tax returns to be prepared and timely filed with the appropriate authorities, (ii) to cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with those entities under then current applicable laws, rules and regulations and (iii) provide any Shareholder with a copy of any of any such reports upon request without expense to him.  Absent a modification of the operating agreement that is approved by the Shareholders, management may change or continue with this policy in its discretion.

6.           Please provide the information required by Item 505 of Regulation S-K with respect to your limited liability company shares/units.

The following language has been added to provide the information required by Item 505(a) of Regulation S-K in the DESCRIPTION OF SHARES section under The Offering at page 79:

“The various factors considered in determining the Ten Dollar ($10.00) per Share offering price are as follows: (i) it is the amount contemplated by Section 3.01(e) of the Company’s operating agreement, (ii) it is an amount believed by management to make the Shares accessible to all qualified investors, (iii) it is a number that management believes will allow an investor to readily determine a per share return based on the capitalization rates of properties purchased by the Company and (iv) to the extent that properties can be bought with sales proceeds at fair market value capitalization rates, it will, in management’s opinion, be a reasonable reflection of fair market value.”

The following language has been added to provide the information required by Item 505(b) of Regulation S-K in the COMPENSATION OF THE DIRECTORS AND THEIR AFFILIATES section under Compensation of the Original Manager - Initial Warrant, at pages 40-41:

“The various factors considered in determining the $.0001 per Share price under the Warrant are as follows: (i) it is the amount contemplated by Section 3.01(f) of the Company’s operating agreement, (ii) it reflected a proportionate cost to book value based on the Company’s total authorized shares and balance sheet at the time the Warrant was issued ($500/5,208,330=$.0001) and (iii) management believed it represented the fair market value of the shares at the time the Warrant was issued.”

7.           We note your response to comment 21 in our letter dated May 3, 2010 and we reissue, in part, our prior comment. It is unclear from your disclosure whether the company will pay sales commissions to broker-dealers from the proceeds in the offering. We note your disclosure on page 89 that "[a]ll amounts paid by the Company to broker-dealers and/or registered investment advisors will be paid from those amounts that would otherwise be paid to an investor ... In no event will any such amount be paid from Company funds as a sales commission or other compensation." Please reconcile this statement with your disclosure on page 90 and elsewhere that in no event will the total of all underwriting compensation, including sales commissions exceed ten percent of the gross offering proceeds. It is unclear how broker-dealers and/or investment advisors will be paid for soliciting investors and whether such fees would be commissions. Please explain whether broker-dealers and/or investment advisors will be paid an initial fee for selling the securities and whether such fees would be paid from offering proceeds. Please revise accordingly.

In conjunction with the changes made in response to Item 10 below, it has been made clear that the Company is not paying any fees or commissions to advisors or brokers, by the addition of the following language on pages 6, 8, 16, 26, 28 and 91.

“All fees and commissions owed to advisors and/or brokers in connection with the purchase of Shares shall be the sole responsibility of the investor.  The Company will not be responsible for or pay any sales commissions or fees.”

Other consistent statements noting that no fees or commissions will be paid by the Company are set forth on pages 64, 86, 87, 91and A-8.

This is consistent with the pre-existing disclosure in footnote 1 to the proceeds grid on the Cover Page that states that no commissions will be paid from proceeds.

The references to underwriting compensation, payments to broker dealers and/or FINRA on pages 6, 8, 25-26, 28 and 90 that implied that such fees and commissions might be paid by the Company have been eliminated.

In addition, to avoid any confusion that might have been caused by such activity, the Company has determined that it will not act as a conduit of investors’ funds for the payment of investors’ fees and commissions. Accordingly, the aforementioned reference on page 90 and the similar references in the form of subscription agreement attached as Exhibit A have been eliminated.

8.           We note your response to comment 65 in our letter dated May 3, 2010. Please provide us with a legal analysis detailing how you are able to sell your initial warrant which is convertible into shares which are not authorized. Also please tell us whether you have plans to authorize additional shares in the future.

Pursuant to Missouri law, which governs the initial warrant, it is permissible to issue rights and options for which there are not currently authorized shares.

Section 347.081.1(2) RSMo. pertaining to limited liability companies provides that the operating agreement of a Missouri limited liability company may contain provisions:

“(2) Providing for classes or groups of members having various rights, powers and duties, and providing for the future creation of additional classes or groups of members having relative rights, powers and duties superior or equal to existing classes and groups of members;”1

The provisions of the initial warrant are consistent with this statutory provision.

One finds additional support for this statutory approach in the general corporate laws of Missouri.  Section 351.182.1 RSMo. provides:

“351.182. 1. Subject to any provisions in the articles of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as are approved by the board of directors, including resolutions of such board. If at the time the corporation issues rights or options, there is insufficient authorized and unissued shares to provide the shares needed if and when the rights or options are exercised, the granting of the rights or options shall not be invalid solely by reason of the lack of sufficient authorized but unissued shares.”2 (Emphasis Added)

Finally, in the current situation, there are 5,283,333 shares authorized by the Company’s operating agreement.  Only, 5,000,000 of those shares are being registered and sold to the public.  If the entire offering is sold at the contemplated $10 per share, there are currently adequate authorized shares for purchase under the initial warrant.

There are plans to authorize additional shares in the future, and it is anticipated that each such authorization will take into account the terms of the initial warrant and include adequate shares to satisfy the rights of the warrant holder when and if exercised.

9.           We note your response to comment 57 in our lettered dated May 3, 2010 and your revised disclosure throughout the prospectus that the offering will be terminated if the Shares are not listed on an exchange before December 31, 2011. We also note that, for this purpose, you define the term "exchange" on page 24 to mean "any recognized securities market or regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities." Please discuss whether the OTC
Bulletin Board and/or the Pink Sheets would be included in this definition of exchange.

Footnotes.

1 Operating agreement, contents--policy statement--enforceability, remedies.

RSMo. Section 347.081. 1. The member or members of a limited liability company shall adopt an operating agreement containing such provisions as such member or members may deem appropriate, subject only to the provisions of sections 347.010 to 347.187 and other law. The operating agreement may contain any provision, not inconsistent with law, relating to the conduct of the business and affairs of the limited liability company, its rights and powers, and the rights, powers and duties of its members, managers, agents or employees, including:

(1) Whether the management of the limited liability company shall be vested in one or more members, managers or other persons, and, if so, the powers and authority to be exercised by such persons;

(2) Providing for classes or groups of members having various rights, powers and duties, and providing for the future creation of additional classes or groups of members having relative rights, powers and duties superior or equal to existing classes and groups of members;

(3) The exercise or division of management or voting rights among different classes or groups of members, managers or other persons on a per capita or other basis;

(4) With respect to any matter requiring a vote, approval or consent of members or managers, provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of notice, action by consent without a meeting, quorum requirements, authorizations by proxy, or any other matter with respect to the exercise of any voting or approval rights;

(5) Authorizing all or certain persons to execute articles, notices or documents permitted or required by sections 347.010 to 347.187;

(6) Restrictions on the transfer of members' interests in the limited liability company, and options or rights to acquire or sell members' interests in the limited liability company;

(7) The manner in which income, gain, deduction, loss, credit and items thereof are to be allocated to the members; and

(8) Provisions relating to any tax elections to be made by the limited liability company and the authorization of persons to make such elections.

2. It is the policy of sections 347.010 to 347.187 to give the maximum effect to the principle of freedom of contract and to the enforceability of operating agreements.

3. The operating agreement shall be enforceable at law or in equity by any member to the extent provided in applicable law.

4. This section shall not affect any otherwise valid agreement among members of a limited liability company.

(L. 1993 S.B. 66 & 20 § 359.746, A.L. 1997 H.B. 655 merged with S.B. 170, A.L. 2004 H.B. 1664)

2 Stock warrants, options--terms--consideration.

RSMo. Section  351.182. 1. Subject to any provisions in the articles of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as are approved by the board of directors, including resolutions of such board. If at the time the corporation issues rights or options, there is insufficient authorized and unissued shares to provide the shares needed if and when the rights or options are exercised, the granting of the rights or options shall not be invalid solely by reason of the lack of sufficient authorized but unissued shares.

2. The terms upon which any such shares may be purchased from the corporation upon the exercise of any such right or option shall be as stated in the articles of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in any instrument or instruments evidencing such rights or options. Such terms may include, but not be limited to:

(1) The duration of such rights or options, which may be limited or unlimited;

(2) The price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option;

(3) The holders by whom such rights or options may be exercised;

(4) The conditions to or which may preclude or limit the exercise, transfer or receipt of such rights or options, or which may invalidate or void such rights or options, including without limitation conditions based upon a specified number or percentage of outstanding shares, rights, options, convertible securities, or obligations of the corporation as to which any person or persons or their transferees own or offer to acquire; and

(5) The conditions upon which such rights or options may be redeemed.

Such terms may be made dependent upon facts ascertainable outside the documents evidencing the rights, or the resolution providing for the issue of the rights or options adopted by the board of directors, if the manner in which the facts shall operate upon the exercise of the rights or options is clearly and expressly set forth in the document evidencing the rights or options, or in the resolution. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof and the terms of such rights or options shall be conclusive. In case the shares of stock of the corporation to be issued upon the exercise of such rights or options shall be shares having a par value, the price or prices so to be received therefor shall not be less than the par value thereof. In case the shares of stock so to be issued shall be shares of stock without par value, the consideration therefor shall be determined in the manner provided in section 351.185. Nothing contained in subsection 1 of section 351.180 shall be deemed to limit the authority of the board of directors to determine, in its sole discretion, the terms of the rights or options issuable pursuant to this section.

3. The board of directors may, by a resolution adopted by the board, authorize one or more officers of the corporation to do one or both of the following:

(1) Designate officers and employees of the corporation or of any of its subsidiaries to be recipients of such rights or options created by the corporation;

(2) Determine the number of such rights or options to be received by such officers and employees;

provided, however, that the resolution so authorizing such officer or officers shall specify the total number of rights or options such officer or officers may so award. The board of directors may not authorize an officer to designate himself or herself as a recipient of any such rights or options.

(L. 1986 S.B. 565, A.L. 1999 S.B. 278, A.L. 2003 S.B. 394, A.L. 2005 H.B. 678)

If such markets are included, please revise your disclosure as applicable when referring to having your securities listed on Amex or Nasdaq.

The following additional language (underlined below) has been added to the definition of “exchange” and appears on pages: Cover Page, 2, 6, 7, 13, 26, 28, 48, 79, 85, 90, 91, 93, A-3 and II-33.

“For purposes hereof, the term “exchange” means any recognized securities market or regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities and is intended to include the OTC Bulletin Board and Pink Sheets.”

References to Nasdaq and Amex still appear on pages 5, 80 and 97 because those references are necessary to explain if and when the IPO Date will occur.

Front Cover Page of the Prospectus

10.         We note your statement that "[t]his offering is self underwritten, and the Company will use its best efforts to sell the Shares through solicitations of registered investment advisor and/or broker dealers." If the company is engaging registered investment advisors and/or broker dealers to solicit investors, it is unclear how the offering is "self underwritten.”  Pleaseadvise or revise.

The language of the Prospectus has been changed on the Cover Page and pages 6, 16, 26 and 90-91 to make it clear that this offering is self-underwritten, and that the Company will use its best efforts to sell the Shares by presenting the Prospectus and any supplemental sales materials identified therein to potential investors and their advisors.  References that might imply any selling arrangement with or any payments to broker dealers and/or registered investment advisors have been eliminated on pages 8, 28 and 91.

In addition, on pages 1 and 91, the text has been changed to make it clear that it is the Company that is ultimately responsible for determining investor suitability standards – not any advisors or brokers.

11.           Please note that if broker-dealers assist the company in selling the company's securities, thecompany should disclose in the prospectus that the company must file an amendmentto theregistration statement which provides the name(s) of the broker-dealer(s), describes the relationship between the company and such broker-dealer and identifies the broker-dealer(s) as underwriter(s).  See Item 508 of Regulation S-K.

In addition to the changes noted in Item 10 above, the following language has been added to the Cover Page:

“If this should change, the company will file an amendment to its registration statement that provides the name(s) of the broker-dealer(s), describes the relationship between the Company and such broker-dealer(s) and identifies the broker-dealer(s) as underwriter(s).”

12.           We note your response to comment 14 in our letter dated May 3, 2010 in which you statethat, "No arrangements have been made or agreements reached with any specific investmentadvisors or broker-dealers to sell the company's securities." We also note your disclosure on the Cover Page that "[t]here are no agreements with anyone to acquire or sell any particular  number of Shares." Please revise the disclosure on the Cover Page and elsewhere to reflect the broader disclosure in your response.

The following language change has been made in connection with this disclosure on the Cover Page and pages 6, 16, 26, 90 and 91:

“No arrangements have been made or agreements reached with anyone to sell the Company's securities.”

13.           We note that you appear to have listed material risks related to the tax aspects of youroffering in your "Risk Factors" section. Please revise the risk factor relating to tax risks onthe Cover Page of the prospectus to include a brief description of these issues. Refer to Item I.D.i. of Industry Guide 5 for guidance.

The Company believes that this disclosure has already been made.  Item I.D.i) of Guide 5 provides:

“D. The Cover Page also should contain brief identification of the material risks involved in the purchase of the securities with cross-reference to further discussion in the prospectus. The most significant risk factors should be identified where applicable, for example:
i) Tax Aspects For example: There are material income tax risks associated with the offering.”

The following language is included on the Cover Page (underlining added):

“Risk Factors:  There is a high degree of risk associated with investing in the Shares. An investor should purchase the Shares only if the investor can afford a complete loss of his, her or its entire investment.  See “RISK FACTORS” BEGINNING ON PAGE 12 OF THIS PROSPECTUS for a discussion of certain factors that should be considered in connection with an investment in the shares offered hereby.  The most significant risks include the following: (i) the Company is a “blind pool” issuer, (ii) there is no operating history, (iii) investors have no management rights and only limited voting rights, (iv) no public market for the Shares exists, and none may develop, (v) investors will be subject to all risks inherent in owning and operating real estate, (vi) there are material income tax risks associated with the offering, (vii) the  use of proceeds as anticipated is not assured and (viii) there are transactions between the Company and its affiliates that may involve conflicts of interest.”

The Company believes that the disclosure under item (vi) above complies with Item I.D.i) of Guide 5.

14.           Please disclose whether one unit consists of one limited liability company share.

The use of the term “unit” in the Prospectus on the Cover Page and page 95 has been replaced with the word Share or Shares as the offering is limited to limited liability company Shares.

Prospectus Summary, page 4

15.           Your summary currently contains a lengthy description of your business for which identicaldisclosure appears later in your prospectus. In the summary, you should carefully considerand identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business, competitive strengths, and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy or offering, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K.

The summary of the Company on page 4 has been limited to the following, which we believe encapsulates the key points its structure and proposed operations:

“The Company’s objective is to provide a stable level of operating cash flow for distribution to Shareholders as well as to increase Shareholder value through prudent management of unleveraged real estate assets and diligent assessment of investments.”

The Sponsors And Managers, page 5

16.           We note your disclosure on page 5 that it is the company's goal to raise capital in excess of$100 million as soon as possible. Please describe any current plans you have to raise thisadditional capital. For example, will you register the sale of additional securities or incur debt? In the alternative, please state that you have no current plans to raise additional capital here and throughout your prospectus as applicable.

It is the Company’s goal to raise capital in excess of One Hundred Million Dollars ($100,000,000.00) as soon as possible by way of additional equity offerings.  It is contemplated that this will be a sequential process.  The size and precise timing of additional offerings are not yet known and will be affected by the outcome of the current proposed offering.

For the sake of clarity, the clause “by way of additional equity offerings” has been added to the disclosure concerning the Company’s intent to raise additional funds on pages 5, 12, 32, 48, 54, 81, 82 and 89.

Compensation of Directors and their Affiliates, page 8

17.           Please specify what you mean by current market rates. Please disclose how you willdetermine market rates for your director pay. If you plan to use a compensation consultant,please disclose that fact.

By “current market rates” we mean compensation that is within the range received by similarly situated directors with similarly situated companies.

The Company will determine director compensation based on (i) market research about the worth of similar positions in the marketplace, (ii) director contributions and accomplishments, (iii) the availability of willing directors with like skills in the marketplace, (iv) the desire of the Company to attract and retain a particular director for the value they are perceived to add, and (v) the profitability of the Company.

To disclose the foregoing, the following language has been added at page 8 of the Prospectus:

“For purposes hereof, “current market rates” means compensation that is within the range received by similarly situated directors with similarly situated companies.  The Company will determine director compensation based on (i) market research about the worth of similar positions in the marketplace, (ii) director contributions and accomplishments, (iii) the availability of willing directors with like skills in the marketplace, (iv) the desire of the Company to attract and retain a particular director for the value they are perceived to add, and (v) the profitability of the Company.”

The Company believes there are sufficient sources of public information available to make a determination of market rate compensation for directors.  At present, there is no plan to engage the services of a compensation consultant.

18.           We note that pursuant to your engagement contract with Husch Blackwell Sanders LLP youwill pay hourly compensation at Husch Blackwell Sanders LLP's standard B rates (orequivalent) as may be in effect from time to time. Please disclose what you mean by "standard B rates."

Husch Blackwell Sanders LLP changed its name to Husch Blackwell LLP.  Except for historical documents, this change has been reflected throughout the Prospectus.

Husch Blackwell LLP’s standard B rates currently range from $330 per hour to $500 dollars and hour for partners, $200 per hour to $300 dollars and hour for associates and $110 per hour to $210 dollars and hour for paralegals.  These rates are subject to adjustment in January of each year. This disclosure has been added at page 41 of the Prospectus.

19.           We note your disclosure on page 9 that "[t]he Company will pay legal fees to HuschBlackwell Sanders LLP, including a retainer equal to 1 % of all amount of capital raised."Please discuss whether this fee only pertains to this offering.

The engagement letter with Husch Blackwell LLP is not limited to this offering.

According to the terms of the Engagement Letter (Exhibit 10.2), Husch Blackwell LLP will receive a retainer amount equal to one percent (1%) of all capital raised by Bigelow Income Properties, LLC (including the fair market value of contributions in kind) as and when received from shareholders other than the “Original Shareholder”.

We believe that the disclosures set forth in the Prospectus at pages 8, 9, 28, 41, 42 and F-6 accurately reflect that the current 1% retainer agreement with Husch Blackwell LLP covers all capital raised by Bigelow Income Properties, LLC.

20.           Please revise the table to include the total fees that directors or affiliates could receive duringthe operating stage if the maximum amount of proceeds is raised. For example, pleasedisclose the maximum real estate brokerage commissions and finders fees along with the loan brokerage commissions. Please also revise accordingly the table on page 41. In addition, please include these fees in the use of proceeds table as required by Item 3.B. of Industry Guide 5.

The tables have been revised to reflect the requested information.  In addition, typographical errors on the percentage represented by the cash reserves have been corrected on pages 7, 8, 9, 28, 41, 42 and 43.  The percentages available for investment have been adjusted accordingly.

No additional line items have been added for any commissions as the Company does not plan to enter into transactions with sellers who attempt to pass through commissions or artificially inflate prices in an attempt to do so indirectly. As such, the Company does not think the addition of such items would be an accurate reflection of proposed operations.

Risk Factors

"Restrictions on Changes in Control May Prevent the Company from Attracting Investors," page 17

21.           We note that this risk factor first addresses the risk that the company's operating agreementcould prevent changes in control. Then the risk factor also addresses current economic trendsin real estate. Each risk factor should address a single material risk.  Please move your discussion of current economic trends to its own, separate risk factor.

The economic trends discussion is now a separate item on page 18 under the heading: Economic Trends May Negatively Impact The Company’s Performance.

Use of Proceeds, page 27

22.           Please revise your use of proceeds table on page 28 to comply with Item 3.B. of Industry
Guide 5. For example, the summary should include both dollar amounts and percentages of the maximum and minimum proceeds of the offering. See also Appendix I to Industry
Guide 5.

The table on page 28 has been corrected to reflect the minimum amounts as well as the maximum amounts.

Officers, page 32

23.           We note your disclosure that the company may have officers if and when the size ofoperations so requires. Given your disclosure that your directors will actively manage the company, please revise this section to explain who will be responsible for management in theevent that officers are employed.

Since there is no current plan for the Company to engage any officers and no ability to discuss what responsibilities would be delegated to whom in the event that the Company did have officers, the disclosure on page 32 has been limited to the following, which reflects the current state of affairs:

“Officers - The Company currently has no officers.  Although, officers are authorized by the Company’s operating agreement, the Company currently has no plans to have any officers.”

Disclosures on pages 11, 14, 26 and 35 have also been modified to reflect the current lack of officers.

Security Ownership of Certain Beneficial Owners and Management, page 36

24.           We note your response to comment 7 in our letter dated May 3,2010. Please provide the tablerequired by Item 403(a) of Regulation S-K and clarify within your table, if true, that Mr.Kirley will own his shares through his ownership of 2309 Holdings, LLC. Also please account for the shares in which Mr. Kirley has the right to acquire beneficial ownership pursuant to the initial warrant. See Exchange Act Rule 13d-3(d)(l).

The required information has been presented in tabular form on page 37 under the heading - Security Ownership of Certain Beneficial Owners and Management.

Exculpation

25.           We note that the Company's Directors and their affiliates will not be liable to the Company orto Shareholders for errors in judgment or other actions or omission, so long as theydetermined in good faith that the conduct was in the Company's best interests and the loss or liability did not result from the gross negligence or willful misconduct of the Director or affiliate. Please indicate the effect of Section 14 of the Securities Act of 1933 on this limitation of liability. See the instructions to Item 26 of Form S-ll.

The current language of the Indemnification section on page 47 which reads:

“To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the Commission, such indemnification is contrary to public policy and unenforceable.”

has been replaced with the following:

“Section 14 of the Securities Act provides that:

‘Any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.’

If any of indemnification provisions is alleged or found to be broad enough to cover liability arising under the Securities Act, the effect of Section 14 must be noted.”

Investment Objectives and Criteria, page 46

26.           We note your disclosure that the Company may acquire a wide variety of commercialproperties, including office, industrial, retail, hospitality, recreation and leisure, single tenant,multifamily and other properties. Please reconcile this with your disclosure on page 51 that the company plans to acquire multifamily properties. To the extent that the company plans to invest in other forms of property, please describe these other forms within this section. Provide the information required by Item 10.A. of Industry Guide 5.

The Multifamily Properties paragraph was intended to provide additional information and not to limit the scope of possible investments.  To avoid confusion, its provisions have been streamlined and incorporated into the general discussion under Investments in Real Property beginning on page 49.

The Company believes that the information provided in the INVESTMENT OBJECTIVES AND CRITERIA section beginning on page 47 addresses each required element of Item 10.A. of Industry Guide 5 as to the nature of the property intended to be purchased and the criteria to be utilized in evaluating proposed investments. (Please see the sections entitled General beginning on page 47, Acquisition and Investment Policies beginning on page 49, Investments in Real Property beginning on page 49 and Acquisition Criteria beginning on page 51.)

Management's Discussion and Analysis of Financial Condition

Expenses Incurred and Reimbursement Obligations, page 54

27.           We note that your Estimated Use of Proceeds section on page 7 lists reimbursements ofadvances of operating expenses of $200,000. Please expand this section to state how you willcover your additional organizational costs which Mr. Kirley has not advanced.

The Company believes that most, if not all, organizational expenses have already been incurred and paid.  The Company also believes that the remaining cash from the $65,000 note that is disclosed in the Company’s financial statements will be adequate to cover any unexpected, incidental organizational expenses that may arise prior to the time that the Company has cash flow.

As to the funding of organization and operations, the Company believes that additional disclosure would be redundant and would invite your attention to a number of existing sections of the Prospectus that disclose how the Company plans to address these items.

The PROSPECTUS SUMMARY section includes a disclosure beginning on page 7 entitled Policy with Respect to Leverage wherein it is stated that the Company may incur for the purpose of meeting operating expenses or capital needs associated with the formation of the Company, registration or listing of the Company’s securities (including costs associated with the registration or listing of the Shares) or the operation, maintenance or improvement of the Company’s assets.  This disclosure goes on to state that if debt is incurred, Company assets will be pledged as collateral to the extent required by the Company’s lenders.  The Company discloses that this could include mortgages on properties as well as a pledge of any Government securities or cash items owned by the Company.

The PROSPECTUS SUMMARY section also includes a disclosure at page 7 entitled Estimated Use of Proceeds wherein it is disclosed that the Company may use offering proceeds, among other things, to fund Company formation expenses, operations and/or repay operating debt. (A similar disclosure appears in the TERMS OF THE OFFERING section beginning on page 25, USE OF PROCEEDS section beginning on page 27 and the DESCRIPTION OF SHARES section beginning on page 79.)

There are also disclosures in the RISK FACTORS section that address how the Company will deal with organizational and operational expenses.

The RISK FACTORS section also includes a disclosure at page 13 entitled Due To A Lack Of Operating History, Investors Will Not Have The Opportunity To Evaluate The Company’s Prior Performance wherein in it is disclosed that the Company and its Directors have no operating history, the Company has acquired no properties, and neither the Company nor the Company’s advisors have any established financing sources other than the Company’s offering proceeds. The disclosure continues to advise that if the Company’s capital resources are insufficient to support the Company’s operations, the Company will not be successful, and that the Company’s failure to succeed could cause investors to lose all or a portion of their investment.

The RISK FACTORS section includes a disclosure at page 18 entitled The Need To Use Leverage May Negatively Impact The Company’s Performance wherein it is disclosed that the Company may need to borrow in situations where operating capital is needed to meet operating expenses or capital needs associated with the formation or operation of the Company, and that absent a special determination by the Board of Directors that amounts borrowed are no longer needed for their intended purpose, no such financing proceeds will be distributed to the Shareholders.

The MANAGEMENT section now includes a disclosure beginning on page 37 entitled Summary of Policies wherein it is disclosed that Section 2.07(b) of the Company’s operating agreement provides that the Company may borrow money for the purpose of meeting operating expenses or capital needs associated with the formation or operation of the Company (including costs associated with the registration or listing of the Shares) and/or the operation, maintenance or improvement of Company assets.

The topic of how the Company will address shortfalls is also addressed in the MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION section.  In the Liquidity and Capital Resources section beginning on page 55, the following is disclosed: “With its very limited initial capital contributions, the Company will have only de minimus capital resources unless and until it can sell Shares.  The Company expects to meet certain start-up costs and long term liquidity requirements, such as capital improvements, by utilizing and/or reserving adequate amounts of offering proceeds and/or operating revenues (which do not currently exist and may never be achieved) to cover such expenses or, if so required, by way of the issuance of additional equity securities.  If all other sources of revenues are inadequate to cover such expenses, the Company is authorized to obtain secured and/or unsecured non-recourse financing;

provided, however, such debt must be solely for the purpose of meeting operating expenses or capital needs associated with the formation or operation of the Company (including costs associated with the registration or listing of the Shares) and/or the operation,  maintenance or improvement of the Company’s assets (and then only on terms that contemplate full payment of all principal and interest in the shortest commercially reasonable period practicable).  Since all of its property is projected to be unencumbered by acquisition debt, the Company believes that it will have borrowing capacity that can be used to fund any critical capital needs.  However, as the Company currently owns no properties and has no revenues, there is no assurance that the Company will ever be able to obtain any debt financing.”

Based on all of the foregoing, the Company respectfully suggests that no further disclosure is required on the topic of how organizational or operating expense shortfalls may be funded and requests that this comment be withdrawn.

Plan of Distribution, page 89

28.           We note your disclosure that the offering is a self underwritten offering. If applicable, pleasename the officers and/or directors who will offer the securities and set forth the basis inwhich each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Only directors identified in the Prospectus will be authorized to offer the securities.  This will include: Charles Christian Kirley, Susan Smith, Richard Inghram, Roy Morrill, John H. Parker and Ed Place.

Each will satisfy the requirements of 3a4-1a.1.; 3a4-1a.2. and 3a4-1a.3. as well as either or both of 3a4-1a.4(ii) or 3a4-1a.4.(iii).

Each director is expected to primarily perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities. None has been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and none has participated or does participate in selling any offering of securities for any other issuer.

29.           If applicable, please discuss how the officers and directors will market the offering. If thecompany will rely on the broker-dealers and/or investment advisors to market the offering,please discuss.

As disclosed on the Cover Page, RISK FACTORS section under the heading entitled There Is No Assurance Concerning The Company’s Ability To Raise Adequate Funds Or Diversify Its Investments on page 16, TERMS OF OFFERING section beginning on page 25, PLAN OF DISTRIBUTION section under the lead-in on page 90 and the heading entitled No Commitment to Purchase or Sell on page 91, the Company will use its best efforts to sell the Shares by presenting the Prospectus to potential investors and their advisors.

The Company will not rely on the broker-dealers and/or investment advisors to market the offering.

30.           Please discuss in greater detail how investment advisors will solicit investors.

It is not known if or how investment advisors who get a copy of the Prospectus will communicate information regarding the offering to their clients or make any recommendations that their clients purchase the security.  There are no agreements with any advisor to do either.

While, in the past, certain advisors have indicated to the Company’s management that they would like to have more income security options for their clients, the Company has no agreement or arrangement with any broker or advisor to recommend this security or solicit investors among their clients.  The Company also does not know if this particular offering will satisfy any advisor’s requirements. As such, the Company believes it would be pure speculation to discuss what advisors may or may not do.

Supplemental Sales Material, page 93

31.           Please expand this section to list your Bigelow Income Properties, LLC, Company Overviewor advise. See Item 19.B. of Industry Guide 5.

The overview is mentioned in the current Supplemental Sales Material section on page 93, which currently states:

“Except for the ‘Bigelow Income Properties, LLC Company Overview’, no promotional material or sales literature has been developed or is authorized at this time.”

However, pursuant to this comment, the Supplemental Sales Material section now appearing on page 94 has been modified to present the Bigelow Income Properties, LLC, Company Overview in list format with a brief description of its contents and intended limited use.

Financial Statements, page F-1

32.           Please tell us why you have not included an income statement and statement of cash flows. Itappears that you have incurred SEC filing fees and legal fees during the period ending June30, 2010.

Since the Company does not yet have any operations, it was thought that the disclosures of expenses and cash set forth in the Syndication costs section of Note 1 to the financial statements on page F-5, would provide the required information.

However, an income statement and a statement of cash flows have now been added to the financial statements section.

Notes to Financial Statements, page F-4

Syndication costs, page F-4

33.         Please tell us how you have accounted for the $200,000 contingent legal fees owed to Charles Kirley and cite the accounting literature that you have relied upon.

This contingent liability has been disclosed in Note 1 of the Company’s audited balance sheet at page F-5.  This note further discloses the specific facts and circumstances that define the contingency and establish the parameters for determining the current likelihood of payment:

“The $200,000 in contingent legal fees represent the time expended by Charles Christian Kirley in connection with the formation and registration efforts and will be paid when and if the Company has $50,000,000 in assets or net operating income equal to or greater than $750,000 for a period of one year.”

The Company believes that the disclosure in Note 1 is the proper accounting treatment for this contingency.

Pursuant to U.S. GAAP Codification of Accounting Standards - Codification Topic 450 and Financial Accounting Standards Board – FAS 5, a contingent liability are recorded with a journal entry only if the contingency is both probable and the amount can be estimated.  A contingent liability that is both probable and the amount can be estimated is recorded as 1) an expense or loss on the income statement, and 2) a liability on the balance sheet. 3

If a contingent liability is only possible (not probable), or if the amount cannot be estimated, a journal entry is not required. However, a disclosure is required.

When a contingent liability is remote, then neither a journal nor a disclosure is required.

Given the fact that the Company currently has no operations to generate any net operating income and, pending the conclusion of the current registration process, has no ability to add any amounts to its current asset total of $31,182.27, one could reasonably argue that payment of the $200,000 is remote.  However, the Company prefers to characterize its ability to meet the contingencies as possible and included the disclosure in Note 1.

Exhibit A - Form of Subscription Agreement

34.           We note the disclaimer in paragraph 5 that each investor agrees to indemnify and hold thecompany and its affiliates harmless against all claims by reason of the falsity,incompletenessor misrepresentation of any information furnished to the investor. This representation should be deleted, unless the representation is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be

3 U.S. GAAP Codification of Accounting Standards Codification Topic 450
A loss contingency:
1. if a loss is "probable" --> recognize in the financial statements
2. if a loss is "reasonably possible" --> disclose in the notes
3. if the possibility of a loss is "remote" --> disclosure is not required

Financial Accounting Standards Board Summary of Statement No. 5
Accounting for Contingencies (Issued 3/75)
Summary: This Statement establishes standards of financial accounting and reporting for loss contingencies. It requires accrual by a charge to income (and disclosure) for an estimated loss from a loss contingency if two conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (b) the amount of loss can be reasonably estimated. Accruals for general or unspecified business risks ("reserves for general contingencies") are no longer permitted. Accounting for gain contingencies under Accounting Research Bulletin No. 50, Contingencies, remains unchanged; they are recognized when realized.

noted that the federal securities laws specifically provide that any such waiver would beunenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have furthercomment.

The Company believes that there is a misunderstanding about the language in question, which is set forth on page A-3 and provides:

“5.           THE UNDERSIGNED AGREES TO INDEMNIFY AND HOLD BIGELOW INCOME PROPERTIES, LLC,  A MISSOURI LIMITED LIABILITY COMPANY, AND ITS MANAGERS AND OTHER AGENTS AND EMPLOYEES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LIABILITIES, AND DAMAGES, INCLUDING, WITHOUT LIMITATION, ALL ATTORNEYS’ FEES WHICH SHALL BE PAID AS INCURRED) WHICH ANY OF THEM MAY INCUR, IN ANY MANNER OR TO ANY PERSON, BY REASON OF THE FALSITY, INCOMPLETENESS OR MISREPRESENTATION OF ANY INFORMATION FURNISHED BY THE UNDERSIGNED HEREIN OR IN ANY DOCUMENT SUBMITTED HEREWITH.” (underlining added)

As such, this is not an indemnification in connection with the falsity, incompleteness or misrepresentation of any information furnished to the investor by the Company as noted in this comment.  It is an indemnification intended to protect the Company from false or incomplete information furnished by the investor to the Company.

This also is not an indemnification of the Company or anyone else concerning a breach of the securities laws by the Company and would not involve damages for breach of warranty, breach of contract, fraud, or negligent misrepresentation that are measured by liability for a violation of the securities laws.  Because the indemnity is not related to compliance with the securities laws, it is the Company’s understanding that this sort of indemnity is not precluded by the securities laws or case law. As noted by the Court in its discussion of State Law and Other Claims in Alvarado Partners, LP v. Mehta, 723 F. Supp. 540, 553-554 (D. Colo. 1989), to the extent damages may be claimed beyond those sought for violation of the Securities and Exchange Acts, such claims are independently viable state claims. (A copy of Alvarado is attached for your convenient reference.)(Also attached is a copy of 52 Duke L. J. 211 - The Scope Of Bar Orders In Federal Securities Fraud Settlements, which addresses the types of indemnities and claims that are and are not barred by the securities laws.)

Based on the foregoing analysis, the Company would prefer to leave the indemnity language in the subscription agreement if appropriate.

The Company has also added the following language after the existing indemnity language on page A-3 to underscore the fact that the investors’ rights under the securities laws are not impaired by the indemnity:

“BY MAKING THIS INDEMNITY, THE SUBSCRIBER HAS NOT WAIVED ANY RIGHT OF ACTION AVAILABLE UNDER APPLICABLE FEDERAL OR STATE SECURITIES LAWS INCLUDING BUT NOT LIMITED TO THE SECURITIES ACT OF 1933.”

A disclosure concerning the intended use by the Company of investors’ representations and warranties is made in the INVESTOR SUITABILITY STANDARDS section beginning on page 2 under the Subscription Agreement Representations and Warranties heading wherein it is stated:

“The purpose of the representations and warranties is to ensure that investors fully understand the terms of the Company’s offering, the risks of an investment with the Company and that investors have the capacity to enter into a subscription agreement. The Company intends to rely on the representations and warranties in accepting each subscription. In any claim or action against the Company or the Company’s Directors by an investor or by the Company against the investor, the Company or the Company’s Directors may use the representations and warranties in the investor’s subscription against the investor as a defense or basis for seeking damages from the investor.”

Similar language also has been added to page A-1 of the subscription agreement.

In addition, the following currently appears on page A-1 of the subscription agreement:

“BY MAKING THESE REPRESENTATIONS, THE SUBSCRIBER HAS NOT WAIVED ANY RIGHT OF ACTION AVAILABLE UNDER APPLICABLE FEDERAL OR STATE SECURITIES LAWS INCLUDING BUT NOT LIMITED TO THE SECURITIES ACT OF 1933.”

Part  II

Item 31. Other Expenses of Issuance and Distribution

35.           We note your registration fee table in your Form S-11 filed on April 2, 2010 lists yourregistration fees as $3,565.00. Please revise your expenses payable for consistency with yourregistration fee table or advise.

The SEC filing fee and a couple of other line items have been revised, and Item 31 now reads as follows:

ITEM 31.                                Other Expenses of Issuance and Distribution.

The expenses payable in connection with the issuance and distribution of the securities being registered are estimated on the maximum offering amount of Fifty Million Dollars ($50,000,000) to be as follows:

SEC Registration Fee $3,565
Blue Sky Registration Fees 265,000
Printing and EDGAR Expenses 75,000
Accounting Fees and Expenses 300,000
Legal Fees and Expenses 400,000
Advertising and Sales (including Postage Expenses)                                                                                                                     50,000
Sales Literature (Prospectus Reproduction)50,000
Due Diligence 300,000
Educational Meetings 250,000

Total $1,693,565

36.           We note that your offering is currently self-underwritten. Please tell us why you haveincluded a FINRA registration fee in your table of expenses payable in connection with theissuance and distribution of your securities. Otherwise, please revise to remove this fee.

The FINRA line item has been deleted from Item 31. (See above.)

Item 33. Recent Sales of Unregistered Securities

37.           We note your disclosure on page 34 of your prospectus that your original manager owns one(1) Share and the Initial Warrant. Please revise this section to provide the informationrequired by Item 701 of Regulation S-K with respect to the 1 share purchased by your original manager.

Item 33 has been revised to include further reference to and discussion of the 1 share purchased by the Company’s original manager.

Item 37. Undertakings

38.           Please include the undertaking required by Item 20.D. of lndustry Guide 5.

The following undertakings have been added to Item 37:

“(i)           The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Shareholders. Each sticker supplement should disclose all compensation and fees received by the Director(s) and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

(k)           The registrant also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Shareholders at least once each quarter after the distribution period of the offering has ended.”

Exhibit 5.1

39.           We note that counsel has assumed "each party who executed the document had properauthority and capacity." This assumption is inappropriate. Counsel cannot assume that theofficers or you have the legal authority to sign documents as this is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise these assumptionsaccordingly.

The opinion attached as Exhibit 5.1 has been re-issued and amended as requested.

Exhibit 8.1

40.           Please note the paragraph beginning with "For purposes of this opinion, we have assumedand have relied on the following ... " This paragraph refers to sections titled "Income TaxConsequences" within your Registration Statement. Since it appears that your Registration Statement contains no section entitled "Income Tax Consequences," please have counsel revise the opinion to refer to the proper section.

The opinion attached as Exhibit 8.1 has been re-issued and amended to reflect the proper reference to the “Income Tax Considerations” sections.

Bigelow Income Properties, LLC, Company Overview

41.           Within your Company Overview please provide a discussion of the most significant riskfactors which investors must consider in making an investment in your securities.

The following Risk Factors section has been added to the Company Overview and is based on the disclosure set forth beginning on page 5 in the PROSPECTUS SUMMARY section. (A copy of the revised Company Overview and a comparison showing changes are attached.)

RISK FACTORS

The Company’s securities are speculative, may not be suitable for all investors and are subject to certain risks, such as:

•	The Company is a “blind pool” issuer because it does not currently own any properties, and it has not committed to purchase any properties.

•	The Company has no operating history.

•	Investors will have no rights to participate in management and will have only limited voting rights.

•	No public market for the Shares exists, and, even if the Shares are listed, none may develop.

•	Investors will be subject to all risks inherent in owning and operating real estate.

•
The Company’s assets may be unavailable for acquisition on terms that will result in profitable operations while they are held, or result in adequate proceeds when the Company’s assets are sold or refinanced.

•
Investors will be subject to the risks associated with any use of leverage to acquire or improve the Company’s assets, operate the Company or otherwise, and in meeting ongoing debt service obligations.

•	There will be risks associated with acquiring and managing the Company’s assets in different locations throughout the United States.

•
There will be significant reliance on the Directors, affiliates and other chosen third-party advisors and professionals to conduct a viable business, with no assurance of performance and limited conflict of interest resolution procedures.

•
An Initial Warrant for five million (5,000,000) Shares has been issued to the Company’s original shareholder.  The exercise price for the Shares to be sold pursuant to the Initial Warrant is $0.0001 per Share.  EXERCISE OF THE INITIAL WARRANT WILL BE DILUTIVE OF THE EQUITY POSITION OF AND RETURNS PAYABLE TO OTHER SHAREHOLDERS.

•	There could be an allocation of taxable income to investors in excess of cash distributions to investors from the Company.

•	There is no guaranty of cash distributions from the Company to investors at any time.

Investors should consider the Company’s securities only if they can afford a complete loss of their investment.

Neither the Securities Exchange Commission nor any state securities authority has approved or disapproved the Company’s securities or passed upon the adequacy or accuracy of the information contained in the overview. Any representation to the contrary is a criminal offense.

42.           We note your statement that Analysis of current markets suggests that acceptable multifamilyproperties can be acquired for capitalization rates form 7.25% to 7.75%.  Since thisstatement does not appear in your prospectus, please delete it from your Company Overview. See Item 19.A. of Industry Guide 5.

The statement has been removed from the Company Overview.  (A copy of the revised Company Overview and a comparison showing changes are attached.)

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486,
if you have questions regarding comments on the financial statements and related matters.
Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc:           Charles Christian Kirley, Esq.
Via facsimile: (816) 421-0596